RepliCel™
Using Cells for Healing

NEWS RELEASE

RepliCel Secures Several New Patents for its Regenerative Medicine Technologies

Tendon Regeneration, Skin Rejuvenation and Dermal Injector Patents Granted in the United States, Europe, South Africa, Hong Kong, China, and Japan

VANCOUVER, BC, CANADA – 16 April, 2019 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce it has recently received notifications of several patents issued, allowed, and granted to the Company from Europe, China, Hong Kong, Japan, the United States and South Africa. These relate to three of the distinct patent families RepliCel continues to prosecute around the world.

The first group of patents relates to compositions and methods of RepliCel's technology to treat and repair tendons. A patent has been granted in Europe (Patent No. 2956543), in China (Patent No. ZL201480011232.2), in Russia (Patent No. 2678878), and will be granted April 30th in the United States under Patent No. 10272118. These patents pertain to the Company's non-bulbar dermal sheath cup cell technology and the methods used in employing that cell therapy for the treatment of chronically damaged tendons.

This technology has been the subject of successful initial clinical evaluation in chronic Achilles tendinopathy. The Company intends to pursue next-phase clinical testing and commercial launch of the product in Japan while at the same time co-developing it in Greater China with its partner, YOFOTO (China) Health Co.

Three patents were also recently granted in RepliCel's patent family related to its dermal injection technology. European patent No 2809381 was recently granted in Hong Kong and a patent granted in both China (Patent No. ZL201380018521) and Japan (Patent No. 6280052).

RepliCel's dermal injector is the Company's nearest-term commercial asset expected to be approved for market launch next year in Europe and all other countries accepting such CE Marks including Hong Kong. RepliCel's partner, YOFOTO holds the license to market the injector in Hong Kong where it plans to launch the product immediately upon registering the CE mark there.

The final patent recently granted to RepliCel is within the Company's patent family related to compositions and methods for treating skin. This patent was granted in South Africa (Patent No. 2016/00351).

The patent relates to the Company's non-bulbar dermal sheath cup cell technology and the methods used in employing that cell therapy for the treatment of sun-damaged and aging skin. This technology has been the subject of successful initial clinical evaluation in Germany. The Company intends to pursue next-phase

clinical testing and commercial launch of the product in Japan while at the same time co-developing it in Greater China with its partner, YOFOTO (China) Health Co.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel and Shiseido are currently co-developing the product in Japan. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com